SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

Select Interior Concepts, Inc.
(Name of Issuer)
Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)
816120307
(CUSIP Number)
Bryant R. Riley B. Riley Financial, Inc. 21255 Burbank Boulevard, Suite 400 Woodland Hills, CA 91367 (818) 884-3737
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	816120307

1	NAMES OF REPORTING PERSONS
B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,066,351
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,066,351

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,066,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.2%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC, CO

*	Percent of class is calculated based on 25,087,346 shares of Class A common stock, par value $0.01 per share (the “Common Stock” or “Shares”), of Select Interior Concepts, Inc. (the “Company or “Issuer”) outstanding as of November 1, 2019 as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2019 (the “Form 10-Q”).

Page 2 out of 11 Pages

SCHEDULE 13D

CUSIP No.	816120307

1	NAMES OF REPORTING PERSONS
B. Riley Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
303,894
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
303,894

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
303,894
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2%*
14	TYPE OF REPORTING PERSON (See Instructions)
IA

*	Percent of class is calculated based on 25,087,346 shares of Common Stock of the Issuer outstanding as of November 1, 2019 as reported in the Issuer’s Form 10-Q.

Page 3 out of 11 Pages

SCHEDULE 13D

CUSIP No.	816120307

1	NAMES OF REPORTING PERSONS
BRC Partners Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
303,894
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
303,894

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
303,894
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO

*	Percent of class is calculated based on 25,087,346 shares of Common Stock of the Issuer outstanding as of November 1, 2019 as reported in the Issuer’s Form 10-Q.

Page 4 out of 11 Pages

SCHEDULE 13D

CUSIP No.	816120307

1	NAMES OF REPORTING PERSONS
BRC Partners Opportunity Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
303,894
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
303,894

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
303,894
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2%*
14	TYPE OF REPORTING PERSON (See Instructions)
PN

*	Percent of class is calculated based on 25,087,346 shares of Common Stock of the Issuer outstanding as of November 1, 2019 as reported in the Issuer’s Form 10-Q.

Page 5 out of 11 Pages

SCHEDULE 13D

CUSIP No.	816120307

1	NAMES OF REPORTING PERSONS
B. Riley FBR, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,762,457
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,762,457

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,762,457
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.0%*
14	TYPE OF REPORTING PERSON (See Instructions)
BD, CO

*	Percent of class is calculated based on 25,087,346 shares of Common Stock of the Issuer outstanding as of November 1, 2019 as reported in the Issuer’s Form 10-Q.

Page 6 out of 11 Pages

Explanatory Note

This Schedule 13D (this “Schedule 13D”) is being filed by the Reporting Persons (as defined below) and supersedes the Schedule 13G filed by the Reporting Persons with the SEC on October 9, 2018, as amended by Amendment No. 1 thereto filed with the SEC on January 24, 2019.

Item 1.	Security and Issuer

This Schedule 13D relates to the Class A Common Stock, par value $0.01 per share (the “Common Stock” or “Shares”), of Select Interior Concepts, Inc., a Delaware corporation (the “Issuer or “Company”). The address of the principal executive offices of the Issuer is 400 Galleria Parkway, Suite 1760, Atlanta, GA 30339.

Item 2.	Identity and Background

(1)	B. Riley Financial, Inc. (“BRF”) is a Delaware corporation with a principal place of business located at 21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367. The principal business of BRF is serving as a holding company.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of the executive officers and directors of BRF. To the best of BRF’s knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement, or understanding required to be disclosed herein.

(2)	BRC Partners Opportunity Fund, L.P. (“BRPLP”) is a Delaware limited partnership with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPLP is investing in securities.

(3)	B. Riley Capital Management, LLC (“BRCM”) is a New York limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRCM is acting as a registered investment advisor to various clients.

(4)	BRC Partners Management GP, LLC (“BRPGP”) is a Delaware limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPGP is serving as a general partner of BRPLP.

(5)	B. Riley FBR, Inc. (“BRFBR”) is a Delaware corporation with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRFBR is serving as a broker dealer.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

During the last five years, none of the Reporting Persons nor any person listed on Schedule A have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3.	Source and Amount of Funds or Other Considerations

All of the shares of Common Stock to which this Schedule 13D relates were purchased on behalf of the Reporting Persons using the investment capital of the respective Reporting Persons. The aggregate purchase price of the 3,066,351 shares of Common Stock was approximately $35,174,609 (excluding commissions).

From time to time, the Reporting Persons may effect purchases of securities through margin accounts, and may be extended margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations and stock exchange rules. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction

The Reporting Persons initially purchased the Common Stock for investment purposes, and such purchases were made in the ordinary course of business of the Reporting Persons. Most recently, the Reporting Persons reassessed their investment in the Common Stock and determined to engage with the Company’s management in discussions regarding strategic, operational and financial alternatives to enhance shareholder value. In connection therewith, the Reporting Persons also discussed the possibility of representation on the Board. On November 21, 2019, the Company and BRF entered into a Board Designee Agreement (the “Designee Agreement”), and pursuant to that Agreement, on November 22, 2019, appointed Bryant Riley, the Co-Chief Executive Officer of BRF to the Board.

Designee Agreement

Under the Designee Agreement, the Company agreed (i) to appoint Mr. Riley to the Company’s Board of Directors (the “Board”) and (ii) at each meeting of stockholders for election of directors, to (A) cause the nominating committee to recommend Mr. Riley for consideration by the Board and the Board to nominate Mr. Riley for election as a director; (B) recommend to its stockholders Mr. Riley’s election, and use its reasonable best efforts to cause Mr. Riley’s election to the Board, including soliciting proxies for Mr. Riley’s election to the same extent as it does, consistent with past practice, for any other Board nominee for election as a director; and (C) request each then-current member of such Board to vote as a stockholder for approval of Mr. Riley. BRF’s rights under the Designee Agreement terminate, and Mr. Riley will be deemed to have resigned as a director, upon the earliest to occur of the first date upon which (i) the BRF and its affiliates fail to beneficially own, collectively, at least 2,506,987 shares of Common Stock (to be adjusted for any forward or reverse stock splits), (ii) Mr. Riley is not elected at any meeting of the Company’s stockholders, or (iii) Mr. Riley’s death, resignation or removal from the Board for cause.

The Designee Agreement further provides that, for the duration of Mr. Riley’s term on the Board, neither BRF, its affiliates or Mr. Riley may propose a director or slate of directors in opposition to a nominee or slate of nominees proposed by the management or Board of the Company or any of its subsidiaries. Further, BRF and its controlled affiliates must vote in favor of the slate of nominees proposed by the management or the Board of the Company or any of its subsidiaries.

The foregoing summary of the Designee Agreement does not purport to be complete and is qualified in its entirety by reference to the complete terms of the Designee Agreement, which is filed as Exhibit 2 herewith and is incorporated herein by reference.

The Reporting Persons may further acquire, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the shares of Common Stock; (2) changes in the Issuer’s operations, business strategy or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons intend to closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or Board of Directors of the Issuer (the “Board”), other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the Common Stock; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer’s operations, governance or capitalization; (4) pursuing a transaction that would result in the Reporting Persons’ acquisition of all or a controlling interest in the Issuer; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Page 8 out of 11 Pages

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.	Interest in Securities of the Issuer

(a) - (b)

1.	As of the date hereof, BRFBR beneficially owns directly 2,762,457 shares of Common Stock representing 11.0% of the Issuer’s Common Stock and BRPLP beneficially owns directly 303,894 shares of Common Stock, representing 1.2% of the Issuer’s Common Stock.

2.	BRPGP is the general partner of BRPLP, BRCM is the parent company of BRPGP and BRF is the parent company of BRCM. As a result, BRPGP, BRCM and BRF may be deemed to indirectly beneficially own the Common Stock held by BRPLP.

3.	BRF is the parent company of BRFBR. As a result, BRF may be deemed to indirectly beneficially own the Common Stock held by BRFBR.

Each of the Reporting Persons may be deemed a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, and thus, may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer it does not directly own or control. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that it does not directly own or control.

As of the date hereof, each of BRPLP, BRPGP, BRCM and BRF may each be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BRPLP. As of the date hereof, BRF may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BRFBR.

(c) None.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is incorporated herein by reference.

Page 9 out of 11 Pages

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit Number	Description
1	Joint Filing Agreement, dated December 2, 2019, by and among B. Riley Financial, Inc., BRC Partners Opportunity Fund, L.P., BRC Partners Management GP, LLC, B. Riley Capital Management, LLC, and B. Riley FBR, Inc.
2	Board Designee Agreement dated November 21, 2019 by and between Select Interior Concepts, Inc. and B. Riley Financial, Inc. (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on November 22, 2019).

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 2, 2019

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name: Bryant R. Riley
Title: Co-Chief Executive Officer

BRC PARTNERS OPPORTUNITY FUND, L.P.

By:	/s/ Bryant R. Riley
Name: Bryant R. Riley
Title: Chief Investment Officer

BRC PARTNERS MANAGEMENT GP, LLC

By: B. Riley Capital Management, LLC, its sole member

By:	/s/ Bryant R. Riley
Name: Bryant R. Riley
Title: Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name: Bryant R. Riley
Title: Chief Executive Officer

B. RILEY FBR, INC.

By:	/s/ Andy Moore
Name: Andy Moore
Title: Chief Executive Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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